UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FRANKLIN COVEY CO.
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

353469109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

United States
	5	Sole voting power

Number of		11,316
shares	6	Shared voting power
beneficially
owned by		321,389(1)
each	7	Sole dispositive power
reporting
person		11,316
with:	8	Shared dispositive power

		321,389(1)
9.	Aggregate amount beneficially owned by each reporting person

332,705(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

2.4%
12.	Type of reporting person (see instructions)

IN

(1) Reflects a maximum of 205,600 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5	Sole voting power

Number of		0
shares	6	Shared voting power
beneficially
owned by		321,389(1)
each	7	Sole dispositive power
reporting
person		0
with:	8	Shared dispositive power

		321,389(1)
9.	Aggregate amount beneficially owned by each reporting person

321,389(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

2.32%
12.	Type of reporting person (see instructions)

IA, OO

(1) Reflects a maximum of 205,600 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5	Sole voting power

Number of		0
shares	6	Shared voting power
beneficially
owned by		135,026(1)
each	7	Sole dispositive power
reporting
person		0
with:	8	Shared dispositive power

		135,026(1)
9.	Aggregate amount beneficially owned by each reporting person

135,026(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

1.0%
12.	Type of reporting person (see instructions)

PN

(1) Reflects a maximum of 86,100 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5	Sole voting power

Number of		0
shares	6	Shared voting power
beneficially
owned by		57,877(1)
each	7	Sole dispositive power
reporting
person		0
with:	8	Shared dispositive power

		57,877(1)
9.	Aggregate amount beneficially owned by each reporting person

57,877(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

0.4%
12.	Type of reporting person (see instructions)

PN

(1) Reflects a maximum of 37,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5	Sole voting power

Number of		0
shares	6	Shared voting power
beneficially
owned by		48,736(1)
each	7	Sole dispositive power
reporting
person		0
with:	8	Shared dispositive power

		48,736(1)
9.	Aggregate amount beneficially owned by each reporting person

48,736(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

0.4%
12.	Type of reporting person (see instructions)

PN

(1) Reflects a maximum of 31,500 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

CUSIP No. 353469109

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5	Sole voting power

Number of		0
shares	6	Shared voting power
beneficially
owned by		79,750(1)
each	7	Sole dispositive power
reporting
person		0
with:	8	Shared dispositive power

		79,750(1)
9.	Aggregate amount beneficially owned by each reporting person

79,750(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

0.6%
12.	Type of reporting person (see instructions)

PN

(1) Reflects a maximum of 51,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

Item 1.

(a)	The name of the issuer is Franklin Covey Co. (the "Issuer").

(b)	The principal executive office of the Issuer is located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119-2331.

Item 2.

(a)

This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), Osmium Spartan, LP, a Delaware limited partnership ("Fund III") and Osmium Diamond, LP, a Delaware limited partnership ("Fund IV") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement (other than the 11,316 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 353469109.

Item 3.

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 13,830,256 shares of Common Stock outstanding as of December 31, 2019, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2019, as filed with the SEC on January 9, 2020.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of
Osmium Partners, LLC, for itself and as General Partner
of Osmium Capital, LP, Osmium Capital II LP, Osmium
Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit	Documents
No.

1	Joint Filing Agreement*

*Previously filed